UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                 Amendment No.3

                    Under the Securities Exchange Act of 1934

                                  m-Wise, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, Par value $.0017 Per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    554042101
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                               Paul Weinberg, Adv.
                        Elron Electronic Industries Ltd.
                        The Triangular Tower, 42nd Floor
                        3 Azrieli Center, Tel Aviv 67023
                                     Israel
                               Tel: +972 3 6075555
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                 July 26, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     DEP Technology Holdings Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     OO
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 2 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Elron Electronic Industries Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 3 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Discount Investment Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 4 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Development Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 5 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     CO
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 6 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Nochi Dankner
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 7 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Shelly Bergman
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 8 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Ruth Manor
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 9 of 15 pages

                                  SCHEDULE 13D

CUSIP NO. 554042101

--------------------------------------------------------------------------------
1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only)

     Avraham Livnat
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  [X]
     (b)  [_]
--------------------------------------------------------------------------------
3.   SEC Use only

--------------------------------------------------------------------------------
4.   Source of funds (See Instructions)
     Not Applicable
--------------------------------------------------------------------------------
5.   Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e)           [_]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization
     Israel
--------------------------------------------------------------------------------
                   7.   Sole Voting Power
                        0
                   -------------------------------------------------------------
Number of Shares   8.   Shared Voting Power
Beneficially            12,135,917 (*)
Owned by Each      -------------------------------------------------------------
Reporting Person   9.   Sole Dispositive Power
With:                   0
                   -------------------------------------------------------------
                   10.  Shared Dispositive Power
                        12,135,917 (*)
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     12,135,917 (*)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
     Instructions)     [_]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)
     8.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)
     IN
--------------------------------------------------------------------------------

(*) This amount includes an aggregate of 5,263,158 shares that may be acquired upon exercise of a warrant as described in Item 6 of the Statement.


                               Page 10 of 15 pages

This Amendment No. 3 on Schedule 13D/A (the "Amendment") amends the Statement on
Schedule 13D, as amended, previously filed with the Securities and Exchange Commission by DEP Technology Holdings Ltd. ("DEP"), Elron Electronic Industries Ltd. ("Elron"), Discount Investment Corporation ("DIC"), IDB Development Corporation Ltd. ("IDB Development"), IDB Holding Corporation Ltd. ("IDB Holding"), Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat (collectively, "the Reporting Persons") (the "Statement") with respect to the common stock, par value $.0017 per share (the "Common Stock"), of M-Wise, Inc (the "Issuer") to the extent specified herein. Capitalized terms used in this Amendment without being defined herein have the meanings given to them in the Statement.

The Amendment is filed by the Reporting Persons in connection with changes in their ownership of the Common Stock as a result of the sale by DEP from June 14, 2007 through July 26, 2007, of an aggregate of 1,463,500 shares of Common Stock in a series of transactions on the open market.

The following amends and supplements Items 2 and 5 of the Statement.

Item 2. IDENTITY AND BACKGROUND

     (a), (b) and (c): The Reporting Persons.

As of July 26, 2007:

     DIC owned directly and through wholly owned subsidiaries approximately 49% of the outstanding shares of Elron.

     IDB Development owned approximately 78% of the outstanding shares of DIC.

     IDB Holding owned approximately 73% of the outstanding shares of IDB Development.

     In addition to approximately 31.02% of the outstanding shares of IDB Holding owned by Ganden, which is controlled by Nochi Dankner and Shelly Bergman through Ganden Holdings, Ganden owned approximately 6.7% of the outstanding shares of IDB Holding, Ganden Holdings itself owned directly approximately 11.5% of the outstanding shares of IDB Holding, and a private Israeli corporation which is wholly owned by Shelly Bergman owned approximately 7.2% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement. Substantially all of these additional shares of IDB Holding owned by Ganden, Ganden Holdings and Shelly Bergman's wholly owned corporation as set forth above were acquired with borrowed funds and are subject to the rights of each respective shareholder's lending institution in the event of default.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Manor, which is controlled by Ruth Manor, another private Israeli corporation which is controlled by her owned approximately 1.15% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     In addition to approximately 10.34% of the outstanding shares of IDB Holding owned by Livnat, which is controlled by Avraham Livnat, another private Israeli corporation which is controlled by him owned approximately 1.17% of the outstanding shares of IDB Holding. These additional shares of IDB Holding are not subject to the Shareholders Agreement.

     The name, citizenship, residence or business address and present principal occupation of the directors and executive officers of (i) DEP, (ii) Elron, (iii) DIC, (iv) IDB Development and (v) IDB Holding are as set forth in Schedules A, B, C, D and E respectively, attached to amendment No. 2 of the Statement and incorporated herein by reference.

     (d) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer of DEP, Elron, DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors.

     (e) None of the Reporting Persons, or, to the knowledge of the Reporting Persons, any director or executive officer of DEP, Elron, DIC, IDB Development and IDB Holding referred to above, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 11 of 15 pages

Item 5. INTEREST IN SECURITIES OF THE ISSUER

As of July 26, 2007, DEP beneficially owns an aggregate of 12,135,917 shares, or 8.6%, of the Common Stock, including an aggregate of 5,263,158 shares of Common Stock which it has the right to acquire upon exercise of the warrant as described in the Statement. This number was calculated based on 136,523,990 shares of the Common Stock outstanding as reported in the Issuer's FORM 10-QSB under Section 13 or 15(d) of the Securities Exchange Act of 1934 filed with the Securities and Exchange Commission on May 15, 2007. Elron beneficially owns all shares held by DEP as a result of DEP being a wholly owned subsidiary of Elron.

Each of DIC, IDB Development, IDB Holding and the Reporting Persons who are natural persons may be deemed beneficial owner of, and to share the power to vote and dispose of, these shares of Common Stock. Each of these Reporting Persons disclaims beneficial ownership of all the shares of Common Stock held by DEP.

None of the Reporting Persons purchased, and except as set forth in this Amendment and in amendment No. 2 of the Statement, none of the Reporting Persons sold, any shares of Common Stock during the 60 days prior to July 26, 2007.

Information provided to the Reporting Persons indicates that the executive officers and directors of IDB Holding, IDB Development, DIC, Elron and DEP did not own, as of July 26, 2007, any shares of Common Stock (including Common Stock that may be acquired pursuant to options or rights to purchase such Common Stock from the Issuer). According to the information provided to the Reporting Persons, none of such executive officers and directors purchased or sold any shares of Common Stock during the last 60 days prior to July 26, 2007.

From June 14, 2007 through July 27, 2007, DEP sold an aggregate of 1,463,500 shares of Common Stock in a series of transactions in the open market for a total consideration, before broker commissions, of $189,154, the details of which are set forth in Appendix 1 hereto.

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No.3 of the Statement is true, complete and correct.

Date: August 6, 2007                 DEP TECHNOLOGY HOLDINGS LTD.
                                     ELRON ELECTRONIC INDUSTRIES LTD.
                                     DISCOUNT INVESTMENT CORPORATION LTD.
                                     IDB DEVELOPMENT CORPORATION LTD.
                                     IDB HOLDING CORPORATION LTD.
                                     NOCHI DANKNER
                                     SHELLY BERGMAN
                                     RUTH MANOR
                                     AVRAHAM LIVNAT

                                     BY: DISCOUNT INVESTMENT CORPORATION LTD.

                                                   (signed)
                                     BY: ______________________________

                                     Michel Dahan and Kurt Keren, authorized
                                     signatories of Discount Investment
                                     Corporation Ltd., for itself and on
                                     behalf of DEP Technology Holdings Ltd.,
                                     Elron Electronic Industries Ltd., IDB
                                     Development Corporation Ltd., IDB Holding
                                     Corporation Ltd., Nochi Dankner, Shelly
                                     Bergman, Ruth Manor and Avraham Livnat,
                                     pursuant to agreements annexed to
                                     Amendment No. 1 of the Statement as
                                     Exhibits 1 through 8.



                               Page 12 of 15 pages

                                                                      Appendix 1

                          Sales of Common Stock by DEP

   TRADE DATE             QUANTITY         PRICE (IN US$)
  -----------             --------            --------

June 14, 2007              20,000              0.1350
                            5,000              0.1350
                           10,000              0.1350
                            5,000              0.1350
                           10,000              0.1350
                           30,000              0.1350
                           20,000              0.1350
                           50,000              0.1346
                            5,000              0.1350
                            5,000              0.1350
                            5,000              0.1310
                           10,000              0.1350
June 26, 2007              10,000              0.1200
                           12,500              0.1200
                           12,500              0.1200
                           12,500              0.1200
                            5,000              0.1200
                           12,500              0.1200
                           12,500              0.1200
                           12,500              0.1200
                           10,000              0.1200
                            5,000              0.1200
                            7,500              0.1200
                           12,500              0.1200
                           25,000              0.1200
                           25,000              0.1200
                           25,000              0.1200


                               Page 13 of 15 pages

   TRADE DATE             QUANTITY         PRICE (IN US$)
  -----------             --------            --------

June 27, 2007              15,000              0.1220
                           14,000              0.1250
                            1,000              0.1230
                           25,000              0.1250
                            5,000              0.1230
                            7,000              0.1280
                           21,000              0.1250
                            4,000              0.1250
                           30,000              0.1250
                           35,000              0.1260
                            5,000              0.1270
                           18,201              0.1270
                           16,799              0.1270
June 28, 2007              25,000              0.1250
                           25,000              0.1270
                            7,000              0.1300
                           15,000              0.1270
                           10,000              0.1270
                           50,000              0.1390
                           25,000              0.1300
                           35,000              0.1280
                           15,000              0.1280
July 6, 2007               27,500              0.1300
                           10,000              0.1350
                           12,500              0.1350
                           50,000              0.1300
                           42,500              0.1300
                            7,000              0.1300


                               Page 14 of 15 pages

   TRADE DATE             QUANTITY         PRICE (IN US$)
  -----------             --------            --------

July 9, 2007               20,000              0.1400
                           20,000              0.1350
                           10,000              0.1350
July 10, 2007              20,000              0.1400
                           10,000              0.1350
                           40,000              0.1330
                           30,000              0.1320
July 16, 2007              20,000              0.1300
                           20,000              1.1300
July 18, 2007              20,000              0.1300
July 25, 2007              20,000              0.1300
                           30,000              0.1300
                           23,000              0.1300
                           23,000              0.1300
                           27,000              0.1300
                           27,000              0.1300
                           50,000              0.1300
                           50,000              0.1300
July 26, 2007              17,000              0.1310
                            5,000              0.1310
                           31,000              0.1310
                           17,000              0.1310
                            5,000              0.1310


                               Page 15 of 15 pages